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Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

        We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-4) of DG FastChannel, Inc. for the registration of approximately 2.9 million shares of its common stock and to the incorporation by reference therein of our reports dated March 13, 2008, with respect to the consolidated financial statements and schedule of DG FastChannel, Inc. and subsidiaries and the effectiveness of internal control over financial reporting of DG FastChannel, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas
September 2, 2008

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  Exhibit 23.1